SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Homestake Mining Company
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    067901108
                                 (CUSIP Number)


                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7111

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                  June 24, 2001
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box  |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                                  SCHEDULE 13D

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1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       Barrick Gold Corporation

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2      Check the Appropriate Box if a Member of a Group
                  (a)     |_|
                  (b)     |X|
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3      SEC Use Only
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4      Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5      Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e).  |_| N/A
--------------------------------------------------------------------------------
6      Citizenship or Place of Organization:  Province of Ontario, Canada
--------------------------------------------------------------------------------
                            7      Sole Voting Power
                                   0
        NUMBER OF           ----------------------------------------------------
          SHARES            8      Shared Voting Power
       BENEFICIALLY                32,409,715
        OWNED BY            ----------------------------------------------------
           EACH             9      Sole Dispositive Power
        REPORTING                  0
          PERSON            ----------------------------------------------------
           WITH             10     Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person
       32,409,715
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)  |_|  N/A
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
       12.3%*

       * Based upon 263,281,204 shares of Common Stock outstanding as of June 18, 2001, as represented and warranted by the Issuer in the Merger Agreement (defined below), including 3,197,851 issued and outstanding exchangeable shares of Homestake Canada Inc. which are exchangeable into shares of Common Stock of the Issuer.

--------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)
       CO
--------------------------------------------------------------------------------

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

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $1.00 (the "Common Stock") of Homestake Mining Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1600 Riviera Avenue, Walnut Creek, CA 94596-3568.

Item 2.  Identity and Background

         The name of the person filing this statement is Barrick Gold Corporation, an entity established under the laws of the Province of Ontario, Canada ( "Barrick"), whose principal business is gold mining. The address of Barrick's principal executive office is Royal Bank Plaza, South Tower, Suite 2700, Toronto, Canada, M5J 2J3. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Barrick are as follows:

----------------------------------------------------------------------------------------------------------------------
Name                               Office           Principal Occupation       Citizenship        Business Address

----------------------------------------------------------------------------------------------------------------------
Howard L. Beck                    Director       Chairman, Wescam Inc.       Canada            The Edison Centre,
                                                 (design and manufacture                       2345 Yonge Street,
                                                 of stabilized imagery and                     Suite 304,
                                                 transmission systems)                         Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
C. William D. Birchall            Director       Vice-Chairman, TrizecHahn   United Kingdom    Suite 3800,
                                                 Corporation (real estate)                     181 Bay Street,
                                                                                               BCE Place,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
John K. Carrington           Vice Chairman and   Vice-Chairman and Chief     Canada            Royal Bank Plaza,
                              Chief Operating    Operating Officer of                          South Tower,
                                Officer and      Barrick                                       200 Bay Street,
                                  Director                                                     Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Marshall A. Cohen                 Director       Counsel, Cassels, Brock &   Canada            Scotia Plaza,
                                                 Blackwell LLP (Barristers                     Suite 2100,
                                                 and Solicitors)                               40 King Street West,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Peter A. Crossgrove               Director       Chairman, Premdor Inc.      Canada            390 Bay Street,
                                                 (door manufacturing)                          Suite 1900, Toronto,
                                                                                               Canada

----------------------------------------------------------------------------------------------------------------------
Angus A. MacNaughton         Vice Chairman and   Vice-Chairman of Barrick;   Canada            555 California
                                  Director       President, Genstar                            Street,
                                                 Investment Corporation                        Suite 4850,
                                                 (investment company)                          San Francisco,
                                                                                               California, USA

----------------------------------------------------------------------------------------------------------------------
The Right Honourable              Director       Chairman, International     Canada            1981 McGill College
  Brian Mulroney                                 Advisory Board of                             Avenue, Suite 1100,
                                                 Barrick; Senior Partner,                      Montreal, Canada
                                                 Ogilvy Renault
                                                 (Barristers and
                                                 Solicitors)

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Name                               Office           Principal Occupation       Citizenship        Business Address

----------------------------------------------------------------------------------------------------------------------
Anthony Munk                      Director       Vice-President of Onex      Canada            161 Bay Street,
                                                 Corporation (diversified                      Suite 4900,
                                                 manufacturing and service                     Toronto, Canada
                                                 company)

----------------------------------------------------------------------------------------------------------------------
Peter Munk                      Chairman and     Chairman of Barrick,        Canada            181 Bay Street,
                                  Director       Chairman of TrizecHahn                        Suite 3900,
                                                 Corporation (real estate)                     Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Randall Oliphant              President, Chief   President and Chief         Canada            Royal Bank Plaza,
                             Executive Officer   Executive Officer of                          South Tower,
                                and Director     Barrick                                       200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Joseph L. Rotman                  Director       Executive Chairman,         Canada            Suite 1701,
                                                 Clairvest Group Inc.                          Weston Centre,
                                                 (merchant bank)                               22 St. Clair Ave.
                                                                                               East, Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Gregory C. Wilkins                Director       Vice-Chairman, TrizecHahn   Canada            181 Bay Street,
                                                 Corporation (real estate)                     Suite 3900,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Patrick J. Garver            Executive Vice      Executive Vice President    Canada/           Royal Bank Plaza,
                             President and       and General Counsel of      United States     South Tower,
                             General Counsel     Barrick                                       200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Alan R. Hill                 Executive Vice      Executive Vice President,   Canada            Royal Bank Plaza,
                             President,          Development of Barrick                        South Tower,
                             Development                                                       200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
John Butler                  Senior Vice         Senior Vice President,      Canada            Royal Bank Plaza,
                             President,          Corporate Development of                      South Tower,
                             Corporate           Barrick                                       200 Bay Street,
                             Decelopment                                                       Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Alexander J. Davidson        Senior Vice         Senior Vice President,      Canada            Royal Bank Plaza,
                             President,          Exploration of Barrick                        South Tower,
                             Exploration                                                       200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Louis Dionne                 Senior Vice         Senior Vice President,      Canada            Royal Bank Plaza,
                             President,          Underground Operations of                     South Tower,
                             Underground         Barrick                                       200 Bay Street,
                             Operations                                                        Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Name                               Office           Principal Occupation       Citizenship        Business Address

----------------------------------------------------------------------------------------------------------------------
Gregory P. Fauquier          Senior Vice         Senior Vice President,      Canada            Royal Bank Plaza,
                             President, United   United States Operations                      South Tower,
                             States Operations   of Barrick                                    200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Jamie C. Sokalsky            Senior Vice         Senior Vice President and   Canada            Royal Bank Plaza,
                             President and       Chief Financial Officer                       South Tower,
                             Chief Financial     of Barrick                                    200 Bay Street,
                             Officer                                                           Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Ammar Al-Joundi              Vice President      Vice President and          Canada            Royal Bank Plaza,
                             and Treasurer       Treasurer of Barrick                          South Tower,
                                                                                               200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
M. Vincent Borg              Vice President,     Vice President, Corporate   Canada            Royal Bank Plaza,
                             Corporate           Communications of Barrick                     South Tower,
                             Communications                                                    200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Michael J. Brown             Vice President,     Vice President, United      Canada            Royal Bank Plaza,
                             United States       States Public Affairs of                      South Tower,
                             Public Affairs      Barrick                                       200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
Andre R. Flazon              Vice President      Vice President and          Canada            Royal Bank Plaza,
                             and Controller      Controller of Barrick                         South Tower,
                                                                                               200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------
James Fleming                Vice President,     Vice President,             Canada            Royal Bank Plaza,
                             Communications      Communications of Barrick                     South Tower,
                                                                                               200 Bay Street,
                                                                                               Suite 2700,
                                                                                               Toronto, Canada

----------------------------------------------------------------------------------------------------------------------

         One director of Barrick, Mr. J. L. Rotman, has been a director of other companies, which during the past ten years have been the subject of a cease trade or similar order while Mr. Rotman was acting as a director of such companies. Livent Inc. was the subject of a cease trading order issued by the Ontario Securities Commission on August 7, 1998 following the discovery of accounting irregularities. In November 1998 Livent Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and filed for protection under the Companies Creditors Arrangement Act in Canada. The cease trade order was revoked effective November 20, 1998 and Mr. Rotman resigned as a director of Livent Inc. on September 29, 1999.

         Except as provided above, to the knowledge of Barrick, during the last five years, neither Barrick nor any of its executive officers or directors has been (i) convicted in any

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


criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         See Item 4 below.

Item 4.  Purpose of Transaction

         As of June 24, 2001, Barrick entered into an Agreement and Plan of Merger ("Merger Agreement") with the Issuer and Havana Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Barrick ("Sub"). The Merger Agreement provides, among other things, that Sub will merge with and into the Issuer (the "Merger") and each outstanding share of the Common Stock of the Issuer will be converted into the right to receive 0.53 fully paid, nonassessable common shares of Barrick.

         In connection with the Merger Agreement, Barrick, Sub and the Issuer have entered into a stockholders agreement dated June 24, 2001 (the "Stockholders Agreement") with each of Jack Thompson (Chairman and Chief Executive Officer of the Issuer), Walter Segsworth (President and Chief Operating Officer of the Issuer), August von Fink (the Issuer's largest stockholder) and certain other stockholders of the Issuer (collectively, the Stockholders), pursuant to which, among other things, each Stockholder irrevocably appointed Barrick and each of its officers as such Stockholder's attorney and proxy pursuant to the provisions of Section 212(i) of Delaware General Corporation Law with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to shares of Common Stock owned, acquired or transferred to a third party by such Shareholder, on matters relating to the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated in the Merger Agreement and the Stockholders Agreement. See Item 6 for a more detailed description of each of these agreements. A copy of the form of Stockholders Agreement is attached hereto as
Exhibit 1.

         All references to the Stockholders Agreement are qualified in their entirety by the full text of such agreement, which is incorporated herein by reference.

         Except as set forth above, Barrick has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) See Item 5(b) below.

         (b) Barrick has the shared power to vote or to direct the vote of 32,409,715 shares of Common Stock, representing 12.3% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock represented and warranted by the Issuer in the Merger Agreement to be issued and outstanding as of June 18, 2001. To the knowledge of Barrick, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

         (c) Except as disclosed herein, there have been no transactions by Barrick in securities of the Issuer during the past sixty days.

         (d) To the knowledge of Barrick, no person other than Barrick or the Stockholders has the shared right to vote or to direct the vote of the Common Stock described above.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

         Each Stockholder executed and delivered to Barrick a Stockholders Agreement, pursuant to which each Stockholder agreed, at any meeting of the stockholders of the Issuer and in any action by consent of the stockholders of the Issuer, to vote his or her Common Stock in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Stockholders Agreement and otherwise in such manner as may be necessary to consummate the Merger. Further, each Stockholder irrevocably appointed Barrick, and each of its officers, as such Stockholder's attorney and proxy, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to his or her shares of Common Stock at any meeting of stockholders of the Issuer (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters and in the manner specified in the immediately preceding sentence.

         Each Stockholder agreed to certain non-solicitation provisions, as set forth in Section 3.02 of the Stockholders Agreement.

         The Stockholders Agreement terminates upon the earlier of (a) the effective time of the Merger, (b) the termination of the Merger Agreement, or
(c) with respect solely to the Stockholders, the delivery, at any time after March 31, 2002, to Barrick and the Issuer by Mr. August von Finck (or his attorney(s)-in-fact) of written notice of termination, which termination is without any liability or obligation on the part of such Stockholders. The Affiliate Agreement, once executed and delivered, will terminate upon the termination of the Merger Agreement or, in the case of the Stockholders, in the event that the Stockholders Agreement is terminated as described in clause (c) of the immediately preceding sentence.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit 1    -    Stockholders Agreement dated as of June 24, 2001 among Barrick
                  Gold Corporation, Havana Acquisition Inc., Homestake Mining
                  Company, Jack Thompson, Walter Segsworth, August von Finck and certain other stockholders of Homestake Mining Company

                            [Signatures on next page]

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the Statement is true, correct and complete.

DATED: July 6, 2001

                                        BARRICK GOLD CORPORATION

                                        By: /s/ Sybil Veenman
                                            -----------------------------------
                                        Name:  Sybil Veenman
                                        Title: Associate General Counsel
                                               and Secretary


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